August 16, 2024

Mr. George Sobek
Chairman and Chief Executive Officer
VISION SENSING ACQUISITION CORP.
78 SW 7th Street
Suite 500
Miami, FL 33130

       Re: VISION SENSING ACQUISITION CORP.
           Form 10-K for the Year Ended December 31, 2023
           Filed May 1, 2024
           File No. 001-40983
Dear Mr. George Sobek:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023
Management's Report on Internal Controls over Financial Reporting, page 38

1.     We note you do not include Management   s Annual Report on Internal
Control over
       Financial Reporting. Since this is beyond your second annual report on Form 10-K,
       Instruction 1 to Item 308 of Regulation S-K requires you to provide such a report. Please
       amend your Form 10-K to provide management   s report pursuant to Item
308(a) of
       Regulation S-K. We remind you that your amended filing should include updated certifications under Section 302 as Exhibits 31 pursuant to Item 601(b)(31) of Regulation
       S-K and updated certifications under Section 906 of SOX as Exhibits 32 as required by
       Item 601(b)(32) of Regulation S-K from both of your certifying officers. REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM , page F-1

2. We note the explanatory paragraph that includes the identification of conditions and events for liquidation. In an amended filing, please have your auditor revise their audit report so that it does not reflect conditional language and have them provide a conclusion
 August 16, 2024
Page 2

       expressed through the use of the phrase "substantial doubt". Please refer to AS 2415.12.
Notes to Financial Statements
Income Taxes, page F-14

3. Please tell us how you complied with guidance on the financial statement disclosure requirements relating to income taxes of ASC 740-10-50, or tell us how you determined it was not necessary to include the components of deferred tax liability and assets, components of income tax expense, and tax rate reconciliation.
Related Party Transactions
Newsight Bridge Financing, page F-19

4. We note your disclosure, on November 4, 2022 you advanced to Newsight $1 million of bridge financing to fund Newsight's transaction expenses, and you have requested repayment from Newsight, however, Newsight has denied that any amounts are currently due. With respect to the $1,123,202 loan receivable amount, please tell us how you assessed the collectability of this receivable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if you
have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction